EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 33-1132, 33-3645, 33-58921, 333-166837, 333-197631, and 333-268096) of Avery Dennison Corporation of our report dated June 10, 2024, relating to the statements of net assets available for benefits of the Avery Dennison Corporation Employee Savings Plan (the "Plan") as of December 31, 2023 and 2022, the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and supplemental information of the Plan as of December 31, 2023, appearing in this Annual Report on Form 11-K of the Plan for the year ended December 31, 2023.

/s/ Moss Adams LLP

Los Angeles, California
June 10, 2024